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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 333-8426 and 22-27934

Anchor Lamina Inc.
(Registrant's name)

2590 Ouellette Avenue Windsor, Ontario Canada N8X 1L7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation  S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANCHOR LAMINA INC
(registrant)
Date:	July 7, 2004	By:	Jack C. Tough
Jack C. Tough Vice President and Chief Financial Officer

Item List

1.

Unaudited Consolidated Financial Statements for Second Quarter Ended February 29, 2004.

Report to Bondholders

For the third quarter ended May 31, 2004

July 7, 2004

Consolidated sales for the third quarter ended May 31, 2004, were $40.6 million, compared to $37.9 million in the same period of 2003.  The decline of the US dollar compared to the Canadian dollar had a negative impact of $3.1 million on third quarter sales compared to the prior year.  All three operating divisions delivered third quarter sales that exceeded prior year.  Both Lamina Components and the European Segment had higher sales volume in the third quarter of 2004 compared to 2003, while the largest contributing factor to third quarter sales in the North American Die Set (NADS) division was higher steel prices.  Steel prices in the NADS division have increased 69% from August 2003 to May 2004.  Most of this increase occurred since January 2004.

Third quarter gross profit was $13.0 million, compared to $10.8 million in the third quarter of 2003.  Gross margin was 31.9% compared to 28.6% in the third quarter of 2003.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the third quarter were $6.5 million, compared to $5.9 million in the same period last year.  The increase of gross profit of $2.1 million was partially offset by an increase of $0.5 million in selling and administrative expenses, and a $0.5 million decrease from the foreign exchange gain reported in 2003.  Additionally, the third quarter of 2003 reported a gain on the early extinguishment of debt of $0.6 million and loss on disposal of capital assets of $0.2 million that were not repeated in 2004.

Third quarter net income was $1.4 million, compared to $1.2 million in 2003.  The increase in EBITDA in 2004 of $0.7 million (as described above) was partially offset by several factors.  Depreciation and amortization expense has increased to $2.7 million 2004 (from $2.0 million in 2003) resulting from the decision to reduce the estimated useful service life of production equipment effective June 1, 2003.  Additionally, interest on long term debt has decreased $0.1 million in the third quarter of 2004 compared to 2003 due to the effect of the weakening US dollar on US dollar denominated debt.

Consolidated year-to-date sales were $109.0 million, compared to $113.2 million in 2003.  The decrease is primarily due to the weakening of the US dollar against the Canadian dollar ($8.2 million), partially offset by the impact of rising steel prices.  The increase in sales due to steel price increases in the NADS division more than offset the reduction in volume this year to date.

Year-to-date gross profit was $31.7 million, compared to $32.5 million in 2003.  As a percentage of sales, gross margin for the first nine months of 2004 was 29.1% compared to 28.7% for the same period in 2003.

Year-to-date EBITDA was $14.1 million, compared to $20.6 million for the same period in 2003.  The decrease of $6.5 million is partially due to the decrease in gross profit of $0.8 million as well as an increase of selling and administrative expenses of $0.2 million, due mainly to an increase in reserves for doubtful accounts.   Other items contributing to the 2003 EBITDA that did not occur, or did not occur to the same extent, in 2004 include the gain on early extinguishment of debt of $4.8 million, the gain on foreign exchange of $1.7 million, loss on disposal of capital assets of $0.2 million, loss on sale of European operations of $0.4 million, plant closure and related environmental costs of $0.2 million and the write off of deferred financing fees of $0.2 million, all netting to $5.6 million.

Net loss for the first nine months of 2004 was $0.2 million, compared to a net income of $5.4 million in 2003.  The variance was primarily due to the factors discussed above and a $2.0 million increased depreciation and amortization expense in 2004.  Depreciation and amortization was $8.0 million for the first nine months of 2004, compared to $5.9 million for the same period last year because of the decision to reduce the estimated useful service life of production equipment effective June 1, 2003.  Interest on long term debt was $5.3 million, compared to $6.3 million in 2003.  The decrease is primarily due to the effect of the weakening US dollar on US dollar denominated debt.

At a meeting held January 28, 2004, the Board of Directors approved a new management Share Option Plan that replaced a former plan and cancelled all existing management share options outstanding thereunder.  A total of 18,500,000 shares have been reserved for issuance under the Plan and as of June 30, 2004, 14,892,500 options have been granted.  If the value of the options was required to be included in reported compensation expense the impact would be immaterial.

Ongoing environmental testing at the Cheshire, CT site has discovered previously unknown areas of contamination.  Further testing and analysis is required to ascertain the additional costs, if any, that may be required for the site remediation (refer to note 6 in the financial statements).

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(In Thousands of Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2004	2003	2004	2003

SALES	$40,640	$37,923	$109,027	$113,196

Cost of goods sold	27,690	27,095	77,292	80,688

GROSS PROFIT	12,950	10,828	31,735	32,508

Selling and administrative expenses	6,352	5,854	17,738	17,531
Loss on disposal of capital assets	15	161	28	167
Plant closure and related environmental expenses (note 7)	-	-	-	151
Gain on early extinguishment of debt (note 8)	-	(601)	-	(4,815)
Write-off of deferred financing fees (note 8)	-	26	-	166
(Gain) loss on foreign exchange	39	(462)	(106)	(1,715)
(Gain) loss on sale of European operations (note 2)	-	-	-	383

	6,406	4,978	17,660	11,868

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION	6,544	5,850	14,075	20,640

Depreciation and amortization	2,682	1,984	7,963	5,922
Interest on long-term debt	1,767	1,914	5,260	6,263
Other interest	202	240	615	848

	4,650	4,138	13,838	13,033

INCOME BEFORE INCOME TAXES	1,894	1,712	237	7,607

INCOME TAXES (note 5)	544	504	438	2,203

NET INCOME (LOSS)	$1,350	$1,208	$(201)	$5,404

(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF DEFICIT

(In Thousands of Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2004	2003	2004	2003

DEFICIT, BEGINNING OF PERIOD, AS PREVIOUSLY REPORTED	$(71,053)	$(70,247)	$(69,502)	$(9,823)

Change in accounting policy (note 3)	-	-	-	(64,012)
Change in accounting policy (note 4)	-	-	-	(608)

DEFICIT, BEGINNING OF PERIOD AS RESTATED	(71,053)	(70,247)	(69,502)	(74,443)

Net income (loss)	1,350	1,208	(201)	5,404

DEFICIT, END OF PERIOD	$(69,703)	$(69,039)	$(69,703)	$(69,039)

(See accompanying notes)

ANCHOR LAMINA INC. CONSOLIDATED BALANCE SHEETS (In Thousands of Canadian Dollars)

		May 31	August 31
		2004	2003

CURRENT ASSETS
Accounts receivable		$27,297	$25,664
Loans receivable - shareholders		35	35
Inventories		15,663	12,828
Prepaid expenses		959	1,002

		43,954	39,529

LOANS RECEIVABLE - SHAREHOLDERS		23	23
CAPITAL ASSETS		87,029	90,133
DEFERRED CHARGES		1,934	2,622

		$132,939	$132,307

CURRENT LIABILITIES
Bank indebtedness		6,266	7,379
Accounts payable		8,108	7,102
Accrued liabilities		10,895	8,862
Income taxes payable		42	526
Current portion of long-term debt		492	1,648

		25,803	25,517

LONG TERM DEBT		73,145	74,674
FUTURE INCOME TAXES		2,903	2,614

CONTINGENCIES (Note 6)

SHAREHOLDERS' EQUITY
Share capital		90,658	90,658
Contributed surplus		2,424	2,424
Deficit		(69,703)	(69,502)
Cumulative translation adjustments		7,709	5,922

		31,088	29,502

		$132,939	$132,307

	(See accompanying notes)

ANCHOR LAMINA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of Canadian Dollars)

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2004	2003	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTITIVITIES:
OPERATING
Net income (loss)	$1,350	$1,208	$(201)	$5,404
Adjustments for:
Depreciation and amortization	2,682	1,984	7,963	5,922
Loss on disposal of capital assets	15	161	28	167
Gain on early extinguishment of debt (note 8)	-	(601)	-	(4,815)
Write-off of deferred financing fees (note 8)	-	26	-	166
Loss on sale of European operations (note 2)	-	-	-	383
Long-term debt exchange (gain) expense	303	(1,513)	(282)	(2,467)
Future income tax expense	455	451	252	2,063

	4,804	1,716	7,760	6,823
Net change in non-cash working capital	(1,896)	2,081	(1,503)	752

	2,908	3,797	6,257	7,575

INVESTING
Purchase of capital assets	(1,631)	(646)	(3,652)	(1,359)
Proceeds on disposal of capital assets	14	24	22	109
Repayment of loans receivable - sale of European operations (note 2)	-	-	-	7,315

	(1,616)	(622)	(3,629)	6,065

FINANCING
(Decrease) increase in bank indebtedness	(1,170)	(2,081)	(1,113)	(8,253)
Long-term debt incurred	-	120	-	5,120
Repayment of long-term debt	(122)	(983)	(1,512)	(8,719)
Repurchase of share capital for cancellation	-	(180)	-	(247)
Deferred financing fees	-	(51)	(3)	(1,541)

	(1,292)	(3,175)	(2,628)	(13,640)

CHANGE IN CASH AND CASH EQUIVALENTS	(0)	-	(0)	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-	-	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$(0)	$-	$(0)	$-

(See accompanying notes)

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(1) Accounting Policies

The consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods as were used in the August 31, 2003 annual financial statements.

(2) Disposal of Operations

Effective May 31, 2001 the Company sold its business interests and operations at Mahlberg and Ludenscheid, Germany, and its distribution interests in France and the Czech Republic. The purchaser was Milacron of Cincinnati, Ohio through its operating division D-M-E. The Company maintains ownership of the Chemnitz, Germany steel plate and die set facilities and operations.

In the second quarter of fiscal 2003 the Company received $7,315 (Euro 4,568) as full and final settlement of the balance of payment due from the purchaser. An additional loss on sale of the European operations of $383 (Euro 241) was recorded in the second quarter of fiscal 2003.

(3) Goodwill and Other Intangible Assets

In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook section 3062, Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price paid over the fair value of net identifiable assets acquired.

This pronouncement significantly changes the accounting for goodwill and intangible assets and states that goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually (or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of the pronouncement apply to goodwill and intangible assets acquired prior to July 1, 2001. Companies are required to adopt the pronouncement in their fiscal year beginning after January 1, 2002.

The Company adopted CICA Handbook section 3062 on September 1, 2002. Upon adoption of this pronouncement, the Company ceased amortization of goodwill with a net carrying amount of $64,012 and annual amortization of approximately $4,344. Goodwill is written down when there has been a permanent impairment in the value of the goodwill. A permanent impairment in goodwill is determined by comparing the fair value of each reporting unit to the value of its other assets and goodwill.

Based on management's evaluation under the transitional impairment test in this new pronouncement, the Company recorded a non-cash charge of $64,012 to write-off the net carrying amount of the Company's goodwill in the first quarter of fiscal 2003.

The impairment loss has been recognized as the effect of a change in accounting policy and charged to the September 1, 2002 deficit without restatement of comparative figures.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(4) Foreign Currency Translation

In December 2001, the CICA amended Handbook section 1650, Foreign Currency Translation, to eliminate the requirement of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period.

The amendment requires companies to record exchange gains or losses in earnings in the current reporting period and to separately disclose exchange gains and losses. Any change necessary to apply the new requirements is required to be recognized retroactively and disclosed as a change in accounting policy with restatement of comparative figures.

The Company adopted the new requirements on September 1, 2002 and the financial statements of prior periods have been restated to reflect the effects of this change in accounting policy. Upon adoption of the new requirements, the Company ceased amortization of the deferred foreign exchange loss arising from the translation of U.S. denominated subordinated notes payable with a net book value of $875 at August 31, 2002.

As a result of adopting the change in accounting policy, the September 1, 2002 deficit was increased by $608 ($875 less future income taxes of $267).

(5) Income Taxes

Income tax expense for the nine month period ended May 31, 2004 includes an adjustment of $700, recorded in the first quarter, related to an increase in the substantively enacted income tax rates in the Province of Ontario.

(6) Contingencies

Certain metals and chemical contamination has been found at one of the Company's former die set manufacturing facilities located in Cheshire, Connecticut. The Company is proceeding with delineation testing that, together with current State and Federal regulations, will determine the nature and extent of any required remediation of the site. The Company has recorded a liability of $2,426 (August 31, 2003 - $2,566) to pay for estimated remediation costs and professional fees. The liability is based on reports from environmental consulting firms. Ongoing environmental testing at the site has discovered previously unknown areas of contamination. Further testing and analysis is required to ascertain the additional costs, if any, that may be required for the site remediation.

From time to time, as is common in the industry, the Company is the subject of litigation. In the opinion of management, any litigation outstanding, if successful, would not have a material impact on the financial statements.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(7) Cheshire Facility

During the nine months ended May 31, 2003, the Company expensed $151 of additional costs related to the February 2000 closure of its Cheshire, Connecticut die set manufacturing facility.

(8) Subordinated Notes

During the nine months ended May 31, 2003, the Company repurchased $8,534 ($5,600 U.S.) of its subordinated notes payable for $3,719 ($2,452 U.S.). This resulted in a gain on early extinguishment of debt of $4,815. This gain is reduced by deferred financing fees of $166, incurred in connection with the original issuance of the repurchased notes, that have been written off.

(9) Senior credit facility

At May 31, 2004, the Company had available a revolving credit facility to the lesser of $30,000 and an amount calculated under the terms of the senior loan and security agreement, known as the borrowing base of $24,066. At May 31, 2004, the Company had $9,252 outstanding under this facility.

At May 31, 2004, the Company had an unused term facility of $12,753 available for certain restricted purposes. The amount available under this facility declines by $535 per quarter.

All term loans and credit facilities expire on November 14, 2005.

Under the terms of the senior loan and security agreement, the Company is required to make accelerated repayments on the outstanding term loans based on a calculation known as excess cash flow. Based on 2003 results, the excess cash flow calculation required the Company to make an additional repayment of $1,096 on December 5, 2003.

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In Thousands of Canadian Dollars)

(10) Segmented Information

The Company conducts its operations through three principal operating segments: North American Die Set, Lamina Components, and Anchor Lamina GmbH in Europe. The following tables set forth information about segment revenue and earnings before interest, income taxes, depreciation and amortization, (gain) loss on disposal of capital assets, plant closure and related environmental expenses, gain on early extinguishment of debt, write-off of deferred finance fees, (gain) loss on foreign exchange, and loss on sale of European operations (Adjusted EBITDA).

Three months ended May 31, 2004

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	28,748	10,591	3,888	(2,587)	$40,640
Segment Adjusted EBITDA	4,112	1,942	543		$6,598

	Three months ended May 31, 2003

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	26,158	10,769	3,614	(2,618)	$37,923
Segment Adjusted EBITDA	2,944	1,537	493		$4,974

	Nine months ended May 31, 2004

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	75,752	27,872	12,434	(7,031)	$109,027
Segment Adjusted EBITDA	8,454	3,681	1,861		$13,997

	Nine months ended May 31, 2003

	North American	Lamina	European	Inter-Segment
	Die Set	Components	Segment	Eliminations	Total
Revenue from external customers	78,899	32,816	10,158	(8,677)	$113,196
Segment Adjusted EBITDA	9,116	4,354	1,507	-	$14,977

ANCHOR LAMINA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued) (In Thousands of Canadian Dollars)

Reconciliation of total reportable operating segment Adjusted EBITDA to the Company's consolidated income before income taxes is as follows:

	Three Months Ended		Nine Months Ended
	May 31		May 31
	2004	2003	2004	2003

Total Adjusted EBITDA for reportable segments	$6,598	$4,974	$13,997	$14,977
Depreciation and amortization	(2,682)	(1,984)	(7,963)	(5,922)
Loss on disposal of capital assets	(15)	(161)	(28)	(167)
Interest on long term debt	(1,767)	(1,914)	(5,260)	(6,263)
Other interest	(202)	(240)	(615)	(848)
Plant closure and related environmental expenses (note 7)	-	-	-	(151)
Gain on early extinguishment of debt (note 8)	-	601	-	4,815
Write-off of deferred financing fees (note 8)	-	(26)	-	(166)
Gain (loss) on foreign exchange (note 4)	(39)	462	106	1,715
Loss on sale of European operations (note 2)	-	-	-	(383)

Total consolidated income (loss) before income taxes	$1,894	$1,712	$237	$7,607

Management of the Company uses the measure Adjusted EBITDA (as disclosed in note 10 to the consolidated financial statements) to monitor and evaluate operational performance of the Company and its operating segments. Adjusted EBITDA is also presented as it is commonly used by certain investors to analyze and compare operating performance and to determine a company’s ability to service and/or incur debt.  Therefore, under Canadian generally accepted accounting principles, the Company discloses in note 10 to the consolidated financial statements Adjusted EBITDA by operating segment.  However, Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company’s profitability or liquidity.

Some of the statements in this report are forward-looking statements, including statements regarding our future performance, the accuracy of which is necessarily subject to risks and uncertainties. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company or its management or officers, including statements preceded by, followed by or including forward-looking terminology such as "may", "will", "should", "believe", "expect", "anticipate", "estimate", "continue", "predict", or similar expressions, with respect to various matters.

It is important to note that the Company's actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors.  These important factors include potential disruption in the Company's supply of steel, potential increases in steel prices, the Company's dependence on the automotive industry, exchange rate fluctuations, the Company's substantial leverage, operating and financial restrictions under the Company's debt agreements, potential environmental liabilities, the potential development of alternative technologies to form metal and plastic parts, substantial competition in the die set industry, the adverse effects of a change in control of the Company, and the risks and uncertainties described in the Company's Annual Report on Form 20-F for the year ended August 31, 2003.

All forward-looking statements in this report are based on information available to the Company on the date of this report.  The Company does not undertake to update any forward-looking statements that may be made by it or on its behalf in this report or otherwise.